Piper Jaffray & Co.
Suite 800
800 Nicollet Mall
Minneapolis MN 55402
November 4, 2009
VIA EDGAR & FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Russell Mancuso, Branch Chief

Re:	Duoyuan Printing, Inc.
Registration Statement on Form S-1 (File No. 333-161813)
Dear Mr. Mancuso:
     In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (collectively, the “Underwriters”) for the offering (the “Offering”) of common shares of Duoyuan Printing, Inc. (the “Company”) pursuant to the above-referenced registration statement (the “Registration Statement”), hereby join with the Company in requesting that the effectiveness of the Registration Statement be granted at 4:00 p.m. (EST) on Thursday, November 5, 2009, or as soon as practicable thereafter.
     We are aware of our obligations under Rule 460 under the Securities Act with respect to the Offering. In compliance therewith, we confirm that we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder. We advise you that approximately 1,455 copies of the preliminary prospectus dated October 16, 2009 relating to the Offering have been distributed to prospective underwriters, institutional investors, dealers and others.
     The undersigned, as representative of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     On October 13, 2009, the Financial Industry Regulatory Authority, Inc. provided a “No Objection” opinion in respect of the Offering.

Best regards,
PIPER JAFFRAY & CO.
     As Representative of the Underwriters

/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

cc:	Kurt Berney, Esq.
O’Melveny & Meyers LLP